Exhibit 3

Form 62-103F1

Required Disclosure under the Early Warning Requirements

Item 1 – Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.9

This report relates to common shares (“Shares”) and Share purchase warrants (“Warrants”) of the Issuer (as defined below).

Grown Rogue International Inc. (the “Issuer”)

340 Richmond Street West

Toronto, Ontario

M5V 1X2

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report tookplace.

Not applicable. See item 2.2 below.

Item 2 – Identity of the Acquiror

2.1	State the name and address of the acquiror.

Plant-Based Investment Corp. (the “Securityholder”)

(formerly, Cannabis Growth Opportunity Corporation)

240 Richmond Street West

Toronto, Ontario

M5V 1V6

The Securityholder is an investment corporation that offers unique exposure to the global cannabis sector. The Securityholder’s main objective is to provide shareholders with long-term total returns through its portfolio of securities, both public and private, operating in, or that derive a significant portion of its revenue or earnings from products, services and technologies related to the cannabis plant family, its various compounds and other combinatory ingredients and products.

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On February 5,2021, the Securityholder acquired 2,000,000 units (“Units”) of the Issuer. Each Unit is comprised of one Share and one Warrant. Each Warrant entitles the Securityholder to acquire one Share at a price of $0.20 until February 4, 2023, provided that the Issuer has the right to accelerate the expiry date of the Warrants to 30 days following written notice to the Securityholder if during the term of the Warrants the closing price of the Shares on the Canadian Securities Exchange is at or above $0.32 per Share on each trading day for a period 10 consecutive trading days.

The acquisition of the Units is referred to herein as the “Offering”.

2.3	State the names of any joint actors.

Not applicable.

Item 3 – Interest in Securities of the Reporting Issuer

3.1	State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file this report and the change in the acquiror’s security holding percentage in the class of securities.

Immediately prior to completion of the Offering, the Securityholder held 30,000,000 Shares and 15,000,000 Warrants of the Issuer, representing approximately 27.31% of the issued and outstanding Shares on a non-diluted basis and approximately 36.04% of the issued and outstanding Shares on a partially diluted basis, assuming the exercise of the all of the Warrants held by the Securityholder.

Pursuant to the Offering, the Securityholder acquired an additional 2,000,000 Shares and 2,000,000 Warrants of the Issuer. After giving effect to the Offering, the Securityholder beneficially owns or controls 32,000,000 Shares and 17,000,000 Warrants, representing approximately 27.11% of the issued and outstanding Shares on a non-diluted basis and approximately 36.28% of the issued and outstanding Shares on a partially diluted basis, assuming the exercise of the all of the Warrants held by the Securityholder.

3.2	State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file this report.

The Securityholder acquired ownership of the Shares and Warrants pursuant to the Offering. See item 2.2.

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4	State the designation and number or principal amount of securities and the acquiror’s security holding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

Immediately prior to completion of the Offering, the Securityholder held 30,000,000 Shares and 15,000,000 Warrants of the Issuer, representing approximately 27.31% of the issued and outstanding Shares on a non-diluted basis and approximately 36.04% of the issued and outstanding Shares on a partially diluted basis, assuming the exercise of the all of the Warrants held by the Securityholder.

Pursuant to the Offering, the Securityholder acquired an additional 2,000,000 Shares and 2,000,000 Warrants of the Issuer. After giving effect to the Offering, the Securityholder beneficially owns or controls 32,000,000 Shares and 17,000,000 Warrants, representing approximately 27.11% of the issued and outstanding Shares on a non-diluted basis and approximately 36.28% of the issued and outstanding Shares on a partially diluted basis, assuming the exercise of the all of the Warrants held by the Securityholder.

3.5	State the designation and number or principal amount of securities and the acquiror’s security holding percentage in the class of securities referred to in Item 3.4 over which

(a)	the acquiror, either alone or together with any joint actors, has ownership and control,

See Item 3.1 above.

(b)	the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c)	the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6	If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s security holdings.

Not applicable.

3.7	If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI62-104.

Not applicable.

3.8	If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 – Consideration Paid

4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.

The Securityholder acquired the 2,000,000 Units at a price of $0.16 per Unit for aggregate consideration of $320,000 pursuant to the terms of a subscription agreement dated February 5, 2021 between the Issuer and the Securityholder (the “Unit Subscription Agreement”).

4.2	In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

See item 4.1 above.

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

Not applicable.

Item 5 – Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

(b)	a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

(d)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(e)	a material change in the present capitalization or dividend policy of the reportingissuer;

(f)	a material change in the reporting issuer’s business or corporate structure;

(g)	a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

(h)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

(i)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada; (j) a solicitation of proxies from securityholders;

(k)	an action similar to any of those enumerated above.

The Shares and the Warrants were acquired for investment purposes. The Securityholder currently has no current plan or future intentions which relate to, or would result in, acquiring additional securities of the Issuer, disposing of securities of the Issuer, or any of the other actions listed in (a) through (k) above. Depending on market conditions, the Securityholder’s view of the Issuer’s prospects, other investment opportunities and other factors considered relevant by the Securityholder, the Securityholder may from time to time acquire additional securities of the Issuer in the future, in the open market or pursuant to privately negotiated transactions, may sell all or a portion of its securities of the Issuer or may continue to hold the Shares, Warrants or other securities of the Issuer.

Item 6 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Pursuant to the terms of a voting and resale agreement between the Issuer and the Securityholder, dated February 10,2020, the Securityholder has agreed to vote a total of 15,000,000 Shares held by it at any and all annual and/or special meetings of the shareholders of the Issuer in such manner as the Issuer may in its absolute and unfettered discretion determine, until August 10, 2021. In addition, the Securityholder has agreed not to sell such 15,000,000 Shares held by it prior to August 10, 2021, without the prior written consent of the Issuer.

Item 7 – Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

Item 8 – Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

Item 9 – Certification

I, as the acquiror, certify, or I, as the agent filing this report on behalf of an acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

DATED this 5th day of February, 2021

“Paul Crath “ (signed)
Name: Paul Crath
Title: Chief Executive Officer